Date:  May 28, 2009

To: Mr. H. Roger Schwall
Ms. Jenifer Gallagher
Mail Stop 7010
Branch Chief/Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

SENT VIA EDGAR

Re:	Yanglin Soybean, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed May 8, 2009
File No. 333-150822

Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed May 8, 2009
File No. 000-52127
Response letter dated May 8, 2009

Dear Mr. Schwall and Ms. Gallagher:

On behalf of Yanglin Soybean, Inc. ( the “Company” or “Yanglin”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated May 21, 2009 with respect to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”) and our Form 10-K/A for the fiscal year ended December 31, 2008 (“Form 10-K/A”). For Staff’s convenience, we set forth each of the comments in bold black first with each of the responses immediately to follow afterwards.

We understand and agree that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form S-1/A Filed on May 8, 2009

General

1.
Please update your registration statement to include financial statements covering the subsequent interim period through March 31, 2009 to comply with Rule 3-12 or Rule 8-08 of Regulation S-X, as applicable.

Response:

We updated our Registration Statement to include financial statements covering the interim period through March 31, 2009 to comply with Rule 3-12 or Rule 8-08 of Regulation S-X.

2.
We note you designate yourself as a non-accelerated filer on the registration statement; however, on your Form 10-K for the fiscal year ended December 31, 2008, you have changed your designation and now indicate that you are a smaller reporting company.  Please explain to us your basis for changing your designation, including reference to specific aspects of the definition that resides in Rule 12b-2 of Regulation 12B.

Response:

Rule 12b-2 of Regulation 12B sets forth the procedure for determination of a “Smaller Reporting Company”:  “Smaller Reporting Company:  ... (4) determination: Whether or not an issuer is a Smaller Reporting Company is determined on an annual basis.  (i) For issuers that are required to file reports under section 13(a) or 15 (d) of the Exchange Act, the determination is based on whether the issuer came within the definition of Smaller Reporting Company using the amounts specified in paragraph (f)(2)(iii) of Item 10 Regulation S-K, as of the last business day of the second fiscal quarter of the issuer’s previous fiscal year.  An issuer in this category must reflect this determination in the information it provides in its quarterly report on Form 10-Q for the fist fiscal quarter of the next year, ... , except that, if a determination based on public float indicates that the issuer is newly eligible to be a Smaller Reporting Company, the issuer may choose to reflect this determination beginning  with its first quarterly report on Form 10-Q following the determination, rather than waiting until the first fiscal  quarter of the next year.”

According to paragraph (f)(2)(iii) of Item 10 Regulation S-K, an issuer’s public float, is calculated in accordance with paragraph (f)(1)  of Item 10.  Paragraph (f)(1) provides: “The term Smaller Reporting Company means an issuer that: (i) Had a public float of less than $75 million, as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity.”

In Yanglin Soybean’s case, according to paragraph (f)(1)(i) of Item 10 Regulation S-K, as of June 30, 2008,  the last business day of Yanglin Soybean’s second fiscal quarter, Yanglin Soybean’s public float was $9,350,016.5, an amount less than $75 million.  Because Yanglin Soybean’s public float was less than $75 million, as a newly eligible Smaller Reporting Company, pursuant Rule 12b-2 of Regulation 12B, Yanglin Soybean may choose to reflect this determination and file its annual report on Form 10-K under the designation of a Smaller Reporting Company for the year ended December 31, 2008, rather than waiting until the first quarter ended March 31, 2009.  Consequently, Yanglin Soybean elected to file Form 10-K for the year ended December 31, 2008 under the designation of a Smaller Reporting Company.

Yanglin Soybean’s S-1 registration statement, on the other hand, was first filed on May 12, 2008.  At that time, Yanglin Soybean’s annual revenue was over $25 million, not eligible as a Small Business Issuer under the old Rule 12b-2. In addition, it could not calculate its public float under the new rule 12b-2 because the filing date was before June 30, 2008, last business day of second fiscal quarter to calculate its public float.  Therefore, Yanglin Soybean could only be classified as a  non-accelerated filer and thus Yanglin Soybean’s S-1 registration statement contains three years audited financial statements rather than two years audited financial statements as permitted for a Smaller Reporting Company.

Selected Consolidated Financial Data, page 23

3.
Please update your table to include selected financial data as of and for the year ended December 31, 2008, to replace the data as of and for the nine months ended September 30, 2008, which is no longer required.

Response:

We updated the table to include selected financial data as of and for the year ended December 31, 2008 on page 23 of the Registration Statement.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

4.
We note your auditor refers to the balance sheet as of December 31, 2006 and the related consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2006 in its introductory paragraph.  However, it does not refer to these financial statements in its opinion paragraph.  We would ordinarily expect that your auditor would also need to refer to these financial statements in the opinion paragraph of the report to comply with the guidance in AU §508.08.

Response:

We made revisions in the opinion paragraph to refer also to financial statements of fiscal year 2006 in addition to the reference in the introductory paragraph.

Note 1 —Organization and Principal Activities, page 7

5.
We note that you removed certain disclosure in Note 1 of your financial statements in the latest amendments to your Form S-1 and Form 10-K for the fiscal year ended December 31,2008 that were present in your earlier filing on April 14, 2009.  Tell us why you have deleted the disclosure stating “If the 6% of license and management fees exceed the net profit before tax of Yanglin, the amount the WFOE is entitled to receive is limited to the actual annual net profit before tax of Yanglin under the contracts.”

Response:

We added the above-referenced sentence back into Note 1 of our financial statements of both Form S-1 and Form 10-K/A.

Note 20 — Parent-Only Financial Statements, page 28

6.
We note that in response to prior comment 5, concerning the lack of correlation between equity shown on your parent-only information and equity in your consolidated financial statements, you provided reconciliations of the December 31, 2008 account balances for additional paid in capital, receivables from subsidiaries, and accumulated losses.  Please tell us why your reconciliations of additional paid in capital and accumulated losses begin with balances as of an earlier point in time, before the reverse takeover.

As the parent-only total stockholders’ equity is generally the same as total stockholders’ equity on a consolidated basis, we would like to understand the reasons your measures of these equity account balances differ substantially from one another.  Please submit a reconciliation of the individual equity accounts on page 3 to those appearing on page 28, as of December 31, 2008, and provide an explanation for each reconciling item.

Response:

We revised the parent-only financial information in Note 20 to the financial statements. We   restated Investment in Subsidiaries, Total Assets, Total Shareholders’ Equity and Total Liabilities and Shareholders’ Equity in Balance Sheet, and included Investment Income in Statement of Income. The total equity of Yanglin Soybean, Inc. is now basically the same to that of the whole group. Please review the attachment to this response letter for the details of the reconciliation of the individual account balances and the explanations.

7.
Please include an introductory note to the parent-only financial statements that explains the purpose for presenting this information.  Please read the guidance in FRC §213.02.b for clarification when preparing this disclosure.  In addition, identify any assets appearing on the parent-only balance sheets that are restricted in any manner.

Response:

We provided an introductory note to the parent-only financial statements that explains the purpose for presenting this information.  In addition, we identified restrictions on the ability of domestic Yanglin Soybean Group Co. to transfer funds to the parent through inter-company loans, advances and cash dividends which consist of additional paid in capital, statutory reserves and retained earnings.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

8.
We note that you have included an explanatory note indicating that you are filing the amendment in response to our comment letter.  Please replace this statement with a brief summary describing the nature of the revisions and directing readers to those sections of your filing where revisions are being made and where further details are provided.

Response:

We replaced the explanatory note with a brief summary describing the nature of the revisions and directing readers to specific pages of our Form 10-K/A where revisions are being made and where further details are provided.

***

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Shulin Liu
Shulin Liu

President & CEO

enclosure/ parent-only reconciliation

Yanglin Soybean Inc. (Individual company stage)
Reconciliations

	Common stock	Preferred stock	Additional paid in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total

Reverse acquisition
Accounting acquirer (Faith Winner BVI)	18,500		12,248,936	1,716,827	8,860,198	889,190	23,733,651
Accounting acquiree (Pre RTO Shell)	1,498		(88)				1,410
Total	19,998	-	12,248,848	1,716,827	8,860,198	889,190	23,735,061

Addition of capital	2	10,000	26,140,787				26,150,789

Beneficial conversion feature on
Series A preferred stock					(7,988,359)		(7,988,359)

Other 2007 FY movements
Investment income					10,334,033		10,334,033
Sundry income less expenses					(10,005)		(10,005)
Appropriations to surplus reserves				1,774,007	(1,774,007)		-
Foreign currency adjustment						2,466,280	2,466,280
	-	-	-	1,774,007	8,550,021	2,466,280	12,790,308

Balances as at December 31, 2007	20,000	10,000	38,389,635	3,490,834	9,421,860	3,355,470	54,687,799

2008 Q1 movements
Investment income					5,871,002		5,871,002
Sundry income less expenses					(12,000)		(12,000)
Appropriations to surplus reserves							-
Foreign currency adjustment						2,402,012	2,402,012
	-	-	-	-	5,859,002	2,402,012	8,261,014

Balances as at March 31, 2008	20,000	10,000	38,389,635	3,490,834	15,280,862	5,757,482	62,948,813

2008 FY movements
Investment income					14,431,754		14,431,754
Sundry expenses					(51,288)		(51,288)
Appropriations to surplus reserves				2,137,802	(2,137,802)		-
Foreign currency adjustment						3,803,214	3,803,214
	-	-	-	2,137,802	12,242,664	3,803,214	18,183,680

Balances as at December 31, 2008	20,000	10,000	38,389,635	5,628,636	21,664,524	7,158,684	72,871,479

2009 Q1 movements
Investment income					(2,224,337)		(2,224,337)
Sundry expenses					(26,862)		(26,862)
Appropriations to surplus reserves							-
Foreign currency adjustment						90,645	90,645
	-	-	-	-	(2,251,199)	90,645	(2,160,554)

Balances as at March 31, 2009	20,000	10,000	38,389,635	5,628,636	19,413,325	7,249,329	70,710,925

2007 FY
Unrestricted	20,000	10,000			(10,005)	3,355,470	3,375,465
Restricted	-	-	38,389,635	3,490,834	9,431,865	-	51,312,334

2008 FY
Unrestricted	20,000	10,000			(61,293)	7,158,684	7,127,391
Restricted	-	-	38,389,635	5,628,636	21,725,817	-	65,744,088

2008 Q1
Unrestricted	20,000	10,000			(22,005)	5,757,482	5,765,477
Restricted	-	-	38,389,635	3,490,834	15,302,867	-	57,183,336

2009 Q1
Unrestricted	20,000	10,000			(88,155)	7,249,329	7,191,174
Restricted	-	-	38,389,635	5,628,636	19,501,480	-	63,519,751